Nov. 3, 2009

Daniel Morris

Special Counsel

United States

Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

RE:

OICco Acquisition I, Inc.

Registration Statement on Form S-1

Filed September 23, 2009

File No. 333-152512

Dear Mr. Morris:

The following is our response to your comment letter of October 20, 2009.

General

1.

We note throughout the registration statement that you make use of the plural when the singular would appear more appropriate. Specifically, you often refer to shareholders, directors and officers, despite the fact that Mr. Sisk is your sole shareholder, your sole director and your sole officer. Your disclosure should be clear that there are currently no individuals involved with this company, other than Mr. Sisk and that Mr. Sisk alone will be responsible for finding an acquisition candidate and that Mr. Sisk, as sole director/officer, may change the policies and procedures of the registrant, including its policies related to conflicts of interest and reimbursement. Make appropriate revisions throughout the registration statement.

Revised.

Calculation of Registration Fee

2.

It appears from the fee table on page 2 you are registering the sale of 6,000,000 shares. Please tell us why your description of the offering does not appear to refer to the sale of 4,000,000 of those shares.

Revised to disclose the sale of the 4,000,00 shares.

3.

Refer to the last sentence of footnote 1. You state that the offering price was determined arbitrarily yet you provide a list of factors which you indicate provided the bases for your determination of the offering price. If the pricing determination was arbitrary, please remove the referenced sentence. If the pricing was based, in some part, on the identified factors, please revise footnote 1 appropriately and revised Determination of Offering Price on page 14 to describe in greater detail the relevant factors that were considered as well as how the factors influenced your ultimate pricing decision.

Deleted.

Prospectus Cover

4.

Please note that the prospectus cover page should not exceed one page. Refer to Item 501(b) of Regulation S-K.

Cover limited to one page.

Rights and Protections Under Rule 419, page 6

5.

Your summary and risk factors sections should be written in plain English. As such, it is not appropriate to begin the summary with a legalistic recitation of the elements of Rule 419. Please revise. Refer to Rule 421(d)(2)(iii) under the Securities Act of 1933 and Item 503(a) of Regulation S-K.

Revised.

6.

Please revise this section to clarify when proceeds placed into escrow will be released in the event that the minimum number of shares are not purchased.

Revised for clarification.

Escrow Funds To Be Used for Salaries or Reimbursable.

7.

You disclose that no funds from the escrow account will be used to reimburse expenses incurred by your officer/director. However, your disclosure suggests that, other than the foregoing, there are no limitations on the amount of escrow funds that may be paid out as reimbursement. Please tell us how this disclosure is consistent with Rule 419(b)(2).

Revised to show 10% limitation.

Post-effective Amendment, page 6

8.

Please provide us with your legal analysis in support of the proposition that audited financial statements of the acquisition candidate are required under Rule 419 of the Securities Act. If they will only be required in certain circumstances, please explain.

Revised to state financial statements.

The Company, page 7

9.

Given that you appear to be registering for resale the shares held by Mr. Sisk, please explain the references to a lock-up agreement in the fourth paragraph of this section and in the fourth paragraph on page 19. Please file the lock-up agreement(s) as an Exhibit.

The shares are being registered with a view towards having all of the outstanding shares of the company registered. Lock up agreement attached.

The Offering, page 8

10.

We note that portions of your disclosure regarding the terms of the offering appear in different sections of your document. For example, the reconfirmation rights discussion appears in the Summary on page 6 but not in the Description of the Offering on page 8. Please revise your prospectus to ensure that all material information regarding the terms of the offering are described concisely in the Summary and in greater detail in a single location later in the prospectus. In addition, please avoid unnecessary repetition.

Revised.

11.

It is unclear whether the escrow account meets the requirements, including the various procedural safeguards of Rule 419(b)(1). Please provide us with your analysis.

The Escrow Agreement when combined with the account being a Attorney Trust Account in a FDIC insured institution meets the requirements of Rule 419(b)(1)(i)(A).

(A) An escrow account maintained by an ``insured depository institution,'' as that term is defined in section 3(c)(2) of the Federal Deposit Insurance Act (12 U.S.C. 1813(C)(2)

It also meets the requirements of Rule 419(b)(1)(ii) which requires

 “that funds in the escrow account are held for the benefit of the purchasers named and identified in accordance with 12 CFR 330.1 of the regulations of the Federal Deposit Insurance Corporation, and the records of the escrow agent, maintained in good faith and in the regular course of business, must show the name and interest of each party to the account.

since the account is titled an attorney trust account which by definition contains funds held for the benefit of others and the attorney maintains a complete and current list of the name and interest of each party to the account.

12.

We note that the escrow funds are to be deposited into a non-interest bearing account. Please provide your analysis as to whether a non-interest bearing account satisfies the requirements of Rule 419(b)(2)(iv).

419(b)(2)(iv) reads as follows:

(iv) Deposited proceeds shall be invested in one of the following:

(A) An obligation that constitutes a ``deposit,'' as that term is defined in section 3(1) of the Federal Deposit Insurance Act (12 U.S.C. 1813 (1));

FDIA reads ((l) The term "deposit" means--

(1) the unpaid balance of money or its equivalent received or held by a bank or savings association in the usual course of business and for which it has given or is obligated to give credit, either conditionally or unconditionally, to a commercial, checking, savings, time, or thrift account, or which is evidenced by its certificate of deposit, thrift certificate, investment certificate, certificate of indebtedness, or other similar name, or a check or draft drawn against a deposit account and certified by the bank or savings association, or a letter of credit or a traveler's check on which the bank or savings association is primarily liable: Provided, That, without limiting the generality of the term "money or its equivalent", any such account or instrument must be regarded as evidencing the receipt of the equivalent of money when credited or issued in exchange for checks or drafts or for a promissory note upon which the person obtaining any such credit or instrument is primarily or secondarily liable, or for a charge against a deposit account, or in settlement of checks, drafts, or other instruments forwarded to such bank or savings association for collection,

419(b)(2)(iii) reads: (iii) Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities.

Thus (iv) does not state that interest is required and (iii) makes it clear by implication that no interest is required (i.e. “if any”).

13.

Please provide us with your legal analysis showing how you determined that the escrow arrangements need not provide for the escrow of funds received in connection with the sale of the 4,000,000 shares held by Joshua Sisk. Refer to Compliance & Disclosure Interpretation 616.02 which may be found on the Commission’s website at www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Revised to include the 4,000,000 shares and any proceeds therefrom in the escrow.

14.

The instructions in the first paragraph of this section and under Part1(b) of the Subscription Agreement are inconsistent. Please revise to reconcile your instructions to investors so that it is clear to whom their checks should be made payable.

Reconciled.

15.

Your disclosure in the second paragraph here and on page 2 appears to imply that the escrow funds may be released from escrow once the minimum offering condition has been met. Please revise your disclosure to remove any such implication or tell us why you believe that revisions are not necessary.

Implication removed.

16.

We note your disclosure in the second paragraph that the offering may terminate any time after the minimum offering amount it achieved. Please revise your disclosure to describe clearly when the offering will terminate. If you may exercise discretion to terminate the offering at any time after the minimum offering is achieved, state that clearly. Otherwise, describe the basis on which you may elect to terminate an offering before the expiration of any offering period disclosed.

Revised to disclose closing through the exercise of discretion.

17.

If you elect to extend the offering period by 180 days describe clearly how you will notify the purchasers of any such extension. If you may exercise discretion to extend the offering, state that clearly. Otherwise, describe the basis on which you may elect to extend the offering.

Revised to disclose extension through discretion and notification.

18.

We refer to your disclosure in the third paragraph stating that if the minimum offering is not achieved, funds will be returned to the investors promptly without interest. Please tell us how this is consistent with Rule 419(b)(2)(v). To the extent that interest will not be paid to investors because the funds will be held in a non-interest bearing account, please clarify that fact. Please consider this comment together with comment 12 above.

Revised to clarify that the funds are being held in a non interest bearing account.

19.

Refer to the second sentence in the third paragraph regarding delivery of stock certificates. Your disclosure might be read to suggest that you will not deposit the securities into escrow, but will instead issue securities directly to the purchaser within 90 days after the close of the offering. Please clarify and, as appropriate, reconcile this disclosure with the requirements of Rule 419(b)(3) and (e)(3).

Clarified.

20.

We note your disclosure in the fourth paragraph that the securities may not be traded or transferred. However, Rule 419(b)(3)(ii) provides specific exceptions where deposited securities may be transferred. Please revise accordingly.

Revised to add:

other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986 as amended (26 U.S.C. 1 et seq.), or Title 1 of the Employee Retirement Income Security Act (29 U.S.C. 1001 et seq.), or the rules thereunder.

21.

Refer to the second-to-last paragraph of this section. Please revise to explain your reference to “filing of a 15c2-11.”

Revised to state application for trading.

Risk Factors, page 9

22.

Please revise your introductory language to clarify that this section discloses all material risks.

Revised.

23.

Please provide subcaptions for the first and second risk factors. In addition, please revise the existing risk factor captions to adequately describe the risks discussed.

Provided and Revised.

24.

The narrative discussion accompanying each risk factor should clearly explain each material risk presented to investors. We note, however, that the discussion often fails to adequately describe the potential harm to investors that may ensue. For example, the second risk factor on page 10 discloses the existence of a prohibition but does not clearly state why the prohibition presents a risk to investors. Similarly, the risk you are attempting to describe in the third risk factor on page 12 is unclear. Please revise your risk factors, as appropriate.

Revised.

25.

Please correct the cross-references contained in your risk factors. For example, you refer the reader to sections entitled Management, Proposed Business and Actual and Potential Conflicts of Interest, none of which appear to be contained in your registration statement.

Corrected.

26.

Refer to your disclosure in the second-to-last paragraph on page 16. Please add a risk factor to discuss the risk to investors posed by the fact that the subscriptions are irrevocable and therefore the investor’s funds may be held in escrow for up to a year and then returned to the investor with minimal (if any) return.

Reporting Requirements…page 11

27.

Please revise your disclosure to specify if and when audited financial statements need to be disclosed under the Securities Exchange Act of 1934 in connection with a significant acquisition.

Deleted.

Disadvantages of Blank Check Offering, page 12

28.

Despite the heading, this risk factor appears to address reasons why a target business would wish to enter into a combination with you. Please revise this risk factor or add a new risk factor to address the reasons why a target business would elect to file its own registration statement rather than enter into a combination with you.

Revised.

Purchases by Affiliates, page 12

29.

We note your disclosure that Mr. Sisk may purchase shares in the offering which “may make it possible for the Offering to meet the escrow amount.” Explain clearly what you mean by this statement. If Mr. Sisk may purchase shares in order to reach the minimum condition of the offering, disclose this clearly in the description of the offering. Expand the description of the offering to disclose how many shares Mr. Sisk may purchase and the circumstances in which he may do so. Disclose the risks to potential investors presented by these possible scenarios.

Revised to delete Mr. Sisk buying shares.

30.

Given that Mr. Sisk owns 100% of your outstanding shares, please explain how it is possible that he may, as you suggest in this risk factor, increase the percentage of shares owned by purchasing shares in this offering.

Deleted.

No Public Market… page 13

31.

Please explain why the market price of the shares may be affected by market conditions in the retail, electronic commerce and internet industries in particular.

Revised to state general market conditions.

Shares Eligible for Future Sale, page 13

32.

It appears that you are registering the shares held by Joshua Sisk under this registration statement. Accordingly, please revise this section or tell us why you believe revisions are unnecessary.

Revised.

Use of Proceeds, page 14

33.

The disclosure in the table is unclear as to the specific amount and percentage of proceeds that will be applied to working capital. Please revise.

Revised for clarity.

Plan of Distribution, page 15

34.

We note that although the registration statement registers 6,000,000 shares you do not distinguish between the shares being sold by the issuer and the shares being sold on behalf of the selling shareholder. Please expand your disclosure to describe the plan of distribution for the shares held by Joshua Sisk. Explain clearly in the disclosure how Mr. Sisk will determine whether to sell his own shares or those of the issuer when he identifies a potential investor.

Revised to include that Mr. Sisk must sell all of the shares of the offering prior to sale of any shares held by him.

35.

We note that Section 4(g) of the subscription agreement provides that the buyer has been furnished with a prospectus. With a view toward disclosure, please tell us the time in the distribution process that this will occur.

Every potential purchaser will be provided with a prospectus at the same time as the subscription agreement.

36.

Please provide your analysis as to whether Mr. Sisk should be considered an underwriter.

For the purposes of this offering, Mr. Sisk should be considered an underwriter. Such status has been disclosed in the filing.

Description of Securities to be Registered, page 17

37.

Please reconcile the par value disclosed in the first paragraph and elsewhere in your registration statement with that disclosed in Article 4 of your certificate of incorporation.

Revised to show 0.0001.

38.

We note your disclosure regarding the Board’s authority to issue shares of preferred stock. Your certificate of incorporation does not appear to confer such authority. Please revise your disclosure accordingly or tell us why such revisions are not necessary.

Revised.

Description of Property, page 19

39.

The property at Vero Beach appears to be a residence. If that is the case please state that clearly.

Stated.

Plan of Operation, page 21

40.

We encourage you to revise and consolidate your disclosure under Plan of Operation and General Business Plan to provide a more focused discussion of your primary plan of operation, as disclosed in your second risk factor on page 12. Note that your revised discussion should specifically describe the steps that you intend to take to find a suitable merger opportunity. We note, for instance, that you disclose in the last paragraph on page 21 that you will run ads in The Wall Street Journal and in the third paragraph on page 22 that you will rely on Mr. Sisk’s “present associations.” Please expand your disclosure to better explain these, and any other strategies and to discuss whether you have reason to believe that the strategies will work.

Revised.

41.

The disclosure in the second paragraph of this section regarding whether Mr. Sisk has had contact or engaged in preliminary discussions with other companies is unclear. Please revise to clarify.

Revised to clarify he has had no such contact or discussions.

42.

Please explain what you mean when you state in the third paragraph of this section that your director intends to “obtain certain assurances” regarding the value of the target entity. How do you intend to do this, what will these assurances consist of, and what will you do if the transaction party refuses to provide the assurance you seek?

These assurances consist mainly of financial statements. In the event that no such assurances are provided the Company will not move forward with a combination with this target.

43.

Please tell us which provision of the certificate of incorporation you are referring to in the sixth paragraph of this section.

Deleted.

General Business Plan, page 21

44.

We note your disclosure in the fifth paragraph that a company combining with you would have the opportunity to acquire a controlling interest in a publicly registered company without the cost and time required to conduct an initial public offering. Please clarify how a private company would save time and costs in becoming a publicly reporting company by completing a business combination with you as opposed to filing its own Exchange Act and Securities Act registration statements. Your response should discuss, for example and without limitation, applicable filing requirements and potential Rule 144 restrictions.

Revised.

45.

Please balance your disclosure of “perceived benefits” with equally prominent disclosure of the potential negative effects of a private company becoming a reporting company under the Exchange Act by completing a business combination with you as opposed to filing its own Exchange Act and Securities Act registration statements.

Revised.

Acquisition of Opportunities, page 22

46.

We note your disclosure on page 23 that audited financial statements will not be required until after consummation of a combination. Please tell us how this disclosure complies with Rule 419. In addition, please revise the risk factors section to discuss appropriate risks that may be presented by the fact that you are only requiring audited financial statements after consummation of a combination.

Rule 419(d) requires “including financial statements of the registrant and the company to be acquired as well as pro forma financial information required by the form and applicable rules and regulations.”

Thus the rule does not require audited statements but they will be required for future filings. Risk factor section added.

47.

In the sixth paragraph on page 23 you state that if you do not receive appropriate financial statements from a target the transaction could be voidable at the discretion of management. Please discuss the consequences to shareholders and to the company if a transaction approved by the shareholders was subsequently voided by management.

In the event that a previously approved target acquisition was later voided by management, shareholders may be left without an operating company and thus the value of their shares would be greatly diminished.

48.

We note your disclosure in the first sentence of the first paragraph on page 23 that Mr. Sisk may actively negotiate and consent to the purchase of his stock in connection with a proposed merger or acquisition transaction. We also note your disclosure in the eighth paragraph regarding repayment by a target of advances made by Mr. Sisk. Please clarify whether there are any limitations imposed on Mr. Sisk’s ability to consider his own interests while seeking or negotiating a proposed acquisition. Include appropriate disclosure regarding such conflicts of interest in your risk factors.

Revised to include that Mr. Sisk may not sell his stock in any combination for an amount greater than $0.02 per share. The repayment of advances section has been revised to eliminate this possibility.

49.

Please revise the last sentence of the second-to-last paragraph on page 23. Your disclosure appears to state that you may borrow funds from your sole shareholder in order to repay that same shareholder. Please clarify.

Clarified.

Joshua G. Sisk, page 25

50.

We note that you do not describe any experience Mr. Sisk may have in identifying acquisition candidates for blank check companies. If Mr. Sisk has no such experience, please state that clearly, otherwise describe his material experience. Make similar revisions throughout the prospectus, as appropriate. For instance, we refer to your disclosure on page 21 that Mr. Sisk is not “especially experienced.” Disclosure regarding Mr. Sisk’s level of expertise should be clear and unambiguous.

Mr. Sisk has no experience in identifying acquisition candidates for blank check companies.

Directors, page 25

51.

You state that the maximum number of directors that OICco may have is seven. Please reconcile this disclosure with the terms of the certificate of incorporation and by-laws.

Reconciled.

Financial Statements

Financial Statements, page F-1

General

52.

Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X. An updated accountant’s consent should also be included with any amendment to the filing.

Updated Consent attached.

Report of Independent Registered Public Accounting Firm, page F-3

53.

We note from the last paragraph of your accountant’s audit opinion that “ in the event that the Company fails to meet the anticipated levels of performance there is significant doubt that the Company will be able to meet the debt obligations related to the non public offering.” In this regard, please explain to us the nature and provide us with the terms of the aforementioned debt obligations. Also please tell us why these debt obligations have not been reflected in your financial statements.

Wording Removed.

Note A—Summary of Significant Account Policies, page F-8

Basis of Presentation, page F-8

54.

We see your disclosure on page 7 that the company’s fiscal year end is June 30. In this regard, please also disclose in the notes to your audited financial statements the company’s fiscal year end.

Added to Note A under Organization.

Property and Equipment, page F-8

55.

We noted your disclosure that property and equipment are carried at cost and depreciation is computed on a straight line basis for your office equipment, copier and vehicles. From this disclosure it appears that the company maintains property and equipment, please tell us how you have reconciled these assets on the Balance Sheet.

Since the Company currently has no fixed assets this disclosure has been removed.

Recently Issued Accounting Pronouncement, page F-10

56.

Reference is made to your disclosures with respect to your adoption of SFAS No. 156, SFAS No. 157, SFAS No. 158, and SFAS No. 159. You state that you do not expect the adoption of each of the above mentioned accounting pronouncements to have a material impact on your consolidated financial position, results of operations or cash flows. Please note that the abovementioned accounting pronouncements are all effective as of the period presented in your financial statements. Please revised your footnote to disclose the actual affects that each of these accounting pronouncements had on your financial statements.

Since the Company has adopted these all affects are reflected in the financial statements. Reference to these SFAS items has been removed.

57.

Reference is made to your disclosure with respect to your adoption of SFAS No. 155. You state that you expect the adoption of SFAS No. 155 to have a material impact on your consolidated financial position, results of operations or cash flows. Please note that SFAS No. 155 is effective as of the period presented in your financial statements. In this regard, please explain in detail the nature of each transaction that you expect will be impacted by your adoption of SFAS No. 155. Also, since SFAS No. 155 is effective as of the period presented in your financial statements, please revise your financial statements and notes to your financial statements to reflect the material impact caused by the application of SFAS No. 155.

Since the Company has adopted these all affects are reflected in the financial statements. Reference to these SFAS items has been removed.

58.

Reference is made to your disclosure pertaining to SFAS No. 148 on page F-10. Please note that SFAS No. 148 has been superseded by SFAS 123(R). Please revise your footnote on page F-10 to delete the reference to SFAS No. 148 and provide all of the disclosure required by SFAS No. 123(R), as applicable.

Reference has been removed, since the company has not share-based transactions to disclose no further additional information should be required.

Exhibits

59.

Please file complete agreements. We note that the Bylaws and the Escrow Agreement which you have filed appear to be missing signatures.

Complete agreements filed.

60.

It is unclear why you filed the Escrow Agreement as exhibit 99 instead of exhibit 10. Refer to Item 601(b)(10) of Regulation S-K.

Escrow Agreement filed as Exhibit 10.

61.

Please file an escrow agreement that conforms to the requirements of Rule 419. Refer to Rule 419(b)(4).

Revised Escrow Agreement filed.

Exhibit 5.1

62.

Please provide an opinion under the laws of Delaware.

Opinion Revised.

63.

Please revise the par value in the first paragraph.

Revised.

64.

Refer to item (iii). Please confirm and clarify that you have also reviewed such other documentation as you deemed necessary for your opinion.

Clarified.

65.

Counsel may not assume material facts that are readily ascertainable. Please revise the assumptions accordingly.

Revised.

66.

Please provide a legal opinion which opines on whether the shares have been duly authorized.

Revised.

67.

You have opined that the shares are legally issued, fully-paid and non-assessable. However, we note that the shares to be offered by the company have not yet been issued or paid for. Please revise the third paragraph of the opinion accordingly.

Revised.

68.

Please revise the final paragraph of the opinion to refer to the appropriate sections where counsel is named in the registration statement. We note that there is no section entitled “Legal Matters.”

Revised to show Interests of Named Experts and Counsel.

Other expenses of Issuance and Distribution, page II-1

69.

With a view to disclosure, please identify the source of funds you intend to use to pay the costs of this offering.

Joshua Sisk identified.

70.

Please revise the table to disclose all expenses of the offering including the registration fee and the escrow agent fees. Refer to Item 511 of Regulation S-K.

Revised.

Indemnification of Officers and Directors, page II-1

71.

Please revise your disclosure in this paragraph to more accurately reflect the indemnification obligations described in Article V, Section 2 of your by-laws.

Revised.

Undertakings, page II-2

72.

Please revise the undertaking required by Item512(b)(1) of Regulation S-K to conform to the exact language set forth in that rule.

Revised.

Very truly yours,

/s/ Harold P. Gewerter, Esq.

Harold P. Gewerter, Esq. Ltd.